SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*

                               AEP Industries Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001031103
     ----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 27, 2007
     ----------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                             -----------------
CUSIP No. 001031103                                           Page 2 of 11 Pages
---------------------------------                             -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                            I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             -----------------
CUSIP No. 001031103                                           Page 3 of 11 Pages
---------------------------------                             -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             -----------------
CUSIP No. 001031103                                           Page 4 of 11 Pages
---------------------------------                             -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             -----------------
CUSIP No. 001031103                                           Page 5 of 11 Pages
---------------------------------                             -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bradley Louis Radoff
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                174,268
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     174,268
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            174,268
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends the
Schedule 13D filed on February 14, 2005 (as amended by Amendment No. 1 thereto filed on April 21, 2006, Amendment No. 2 thereto filed on August 3, 2006, Amendment No. 3 thereto filed on November 9, 2006, Amendment No. 4 thereto filed on March 9, 2007, Amendment No. 5 thereto filed on May 8, 2007, and this Amendment No. 6, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Offshore Fund and the Management Company, the "Third Point Reporting Persons"), and Bradley Louis Radoff, an individual ("Mr. Radoff" and, together with the Third Point Reporting Persons, the "Reporting Persons"). This Amendment No. 6 relates to the common stock, par value $0.01 per share (the "Common Stock"), of AEP Industries Inc., a Delaware corporation (the "Company").

     The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). Mr. Loeb is the Chief Executive Officer of the Management Company. The Funds directly own the Common Stock to which the
Schedule 13D relates, other than the Radoff Shares (as defined in Item 5 below), which are owned directly by Mr. Radoff, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock (other than the Radoff Shares) by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

          Mr. Radoff expended approximately $2,840,568 to acquire the 174,268 shares of Common Stock currently held by him. The source of such funds was a loan from Mr. Loeb, which has been paid in full from Mr. Radoff's personal funds.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by adding the following to the text thereof:

          Pursuant to a Purchase Agreement dated as of June 27, 2007 (the "Purchase Agreement") by and among the Company, the

Management Company, Mr. Loeb and certain of the Funds (such Funds, together with the Management Company and Mr. Loeb, the "Sellers"), the Sellers agreed to sell to the Company, and the Company agreed to purchase from the Sellers, 641,100 shares (the "Purchased Shares") of Common Stock. The aggregate purchase price for the Purchased Shares is $28,208,400. The description of the Purchase Agreement in this Item 4 is qualified by reference to the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference in its entirety.

          As a result of the sales described above, on the Closing Date (as described in the Purchase Agreement) the Funds will no longer hold any shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     (a) Mr. Radoff directly beneficially owns 174,268 shares of Common Stock (the "Radoff Shares"), which represent 2.3% of the 7,549,775 shares of Common Stock outstanding as of June 6, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2007. The percentages used herein and in the rest of this Amendment No. 6 are calculated based upon this number of outstanding shares.

     (b) Mr. Radoff has sole voting and dispositive power over the Radoff Shares, which are held directly by him.

     (c) As described in Item 4 above, pursuant to the Purchase Agreement, the Funds sold in a private transaction 641,100 shares of Common Stock, 440,200 shares of which were sold by the Offshore Fund, at a price of $44 per share in cash. Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Third Point Reporting Persons, in Common Stock effected in open market transactions on the NASDAQ Global Market since the most recent filing on Schedule 13D. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in Common Stock effected in open market transactions on the NASDAQ Global Market since the most recent filing on Schedule 13D. Except as set forth herein and on Schedules A and B, there have been no transactions in the Common Stock since the most recent filing on Schedule 13D by any of the Reporting Persons nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

     (d) Other than Mr. Radoff, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Radoff Shares.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 27, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding thereto the information contained in
Item 4 of this Amendment No. 6.

Item 7.   Material to be Filed as Exhibits.

99.1. Purchase Agreement, dated as of June 27, 2007, by and among AEP Industries Inc., Third Point LLC, Daniel S. Loeb, Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Ultra Ltd. and Third Point Offshore Fund, Ltd.




                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 29, 2007


                                             THIRD POINT LLC

                                             By:  Daniel S. Loeb,
                                                  Chief Executive Officer


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             THIRD POINT OFFSHORE FUND, LTD.

                                             By:  Daniel S. Loeb,
                                                  Director


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             DANIEL S. LOEB


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact





                                             /s/ Bradley Louis Radoff
                                             -----------------------------------
                                             Bradley Louis Radoff






               [SIGNATURE PAGE TO AMENDMENT No. 6 TO SCHEDULE 13D
                      WITH RESPECT TO AEP INDUSTRIES INC.]

                                   Schedule A
                                   ----------


         Transactions by the Funds in Common Stock on the NASDAQ Global
              Market since the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------

------------------------ ---------------------------- --------------------------------- -----------------------------------
       05/16/07                     SELL                         (15,000)                           44.04
------------------------ ---------------------------- --------------------------------- -----------------------------------
       05/18/07                     SELL                         (30,000)                           43.85
------------------------ ---------------------------- --------------------------------- -----------------------------------
       05/21/07                     SELL                         (10,900)                           43.87
------------------------ ---------------------------- --------------------------------- -----------------------------------

                                   Schedule B
                                   ----------


         Transactions by the Offshore Fund in Common Stock on the NASDAQ
          Global Market since the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------

------------------------ ---------------------------- --------------------------------- -----------------------------------
       05/16/07                     SELL                          (8,000)                           44.04
------------------------ ---------------------------- --------------------------------- -----------------------------------
       05/18/07                     SELL                         (20,700)                           43.85
------------------------ ---------------------------- --------------------------------- -----------------------------------
       05/21/07                     SELL                          (7,700)                           43.87
------------------------ ---------------------------- --------------------------------- -----------------------------------